		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com

September 13, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Angelini
Mr. Perry Hindin
Ms. Effie Simpson
Mr. Martin James

Re:	Credo Technology Group Holding Ltd Draft Registration Statement on Form S-1 (CIK No. 0001807794) Submitted August 12, 2021
Ladies and Gentlemen:
On behalf of our client, Credo Technology Group Holding Ltd (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 3, 2021 (the “Comment Letter”) relating to the draft registration statement on Form S-1 of the Company, confidentially submitted on August 12, 2021 (the “Draft Registration Statement”). The Company is concurrently submitting a revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comment and to provide further updates to the disclosure. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.
********************************************
We are responding to the comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics the comments numbered 1 through 16, as set forth in the Comment Letter, together with the Company’s responses. Page references in the Company’s response are to the Revised Draft Registration Statement.

Cover Page
1.    Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong and China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2.    Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong and China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Response: In response to the Staff’s comment #1 and #2, the Company respectfully advises the Staff that the Company does not utilize Variable Interest Entities (“VIEs”) in its organizational structure. In addition, while the Company has some operations in China and Hong Kong, the Company generated only 0.3% of its revenue in China and 7.7% of its revenue in Hong Kong in fiscal year 2021, and only 3.8% and 19.7% of its assets (by book value) were held in China and Hong Kong, respectively, as of April 30, 2021, the Company’s most recent fiscal year end. Moreover, the Company’s principal business operations are located within the United States, each of the Company’s directors and officers is a U.S. citizen or permanent resident, the Company’s consolidated annual financial statements for all periods presented in the Registration Statement were audited by Ernst & Young, LLP (San Jose, California) and not a PRC-based accounting firm, the Company does not intend to rely on any corporate governance or reporting exemptions specifically applicable to foreign private issuers, and, while the issuer of the Company’s ordinary shares is a holding company organized in the Cayman Islands, the issuer wholly-owns, through its subsidiaries, all of the equity interests in its China- and Hong Kong-based subsidiaries. In summary, the Company is not “based in or with the majority of [its] operations in the People’s Republic of China” as described in the Division of Corporation Finance’s Disclosure Guidance: Topic No. 10, “Disclosure Considerations for China-Based Issuers” (Nov. 23, 2020) or a “China-based operating company[y]…structured as [a] Variable Interest Entity” described in Chair Gensler’s Statement on Investor Protection Related to Recent Developments in China (July 30, 2021). Accordingly, while the Company has enhanced its China and Hong Kong related risk factor disclosure in the Revised Draft Registration Statement as discussed below, the Company does not believe that additional disclosure on the prospectus cover page is warranted under its particular facts and circumstances.
3.     Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page as well as pages 5, 6, 15 and 49 of the Revised Draft Registration Statement.

Prospectus Summary, page 1
4.     In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong and China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Response: In response to the Staff’s comment, the Company has revised its summary risk factors on page 6 of the Revised Draft Registration Statement to disclose risks relating to its international operations, including its operations in Hong Kong and China, that the Company believes may be material to investors.
5.     Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s PRC legal counsel has advised it based on their understanding of the currently effective PRC laws, rules and regulations, that no permission is required from any Chinese authorities (including the China Securities Regulatory Commission and the Cyberspace Administration of China) for the offering and listing of the ordinary shares in connection with this offering. The Company has also updated page 97 of the Revised Draft Registration Statement to disclose the permissions that the Company’s subsidiaries are required to obtain from Chinese authorities to operate.
6.     Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6-7 and 41 of the Revised Draft Registration Statement.

Risk Factors, page 14
7.     Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages s 36-37, 38, 39-41, 46-47 and 49 of the Revised Draft Registration Statement.
8.     In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 46-47 of the Revised Draft Registration Statement.
Business, page 80
9.     The description of your business is highly technical and may be difficult for investors who are not experts in your industry to understand. Please revise your disclosure here and in the Prospectus Summary to ensure it is clear, concise, and understandable in accordance with Rule 421 of Regulation C, including the following:
•Eliminate or limit business and technical jargon; explain remaining terms and phrases which are technical in nature or whose meaning is not readily apparent;
•Reduce your use of acronyms; if there are some acronyms you cannot eliminate, consider using a shortened name for the description instead of an acronym; and
•Consider adding pictures, graphs, or other design elements to depict your technology.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1-5 and 86-94 of the Revised Draft Registration Statement.
10.     We note contingent language on page 35 that states "to the extent" your products are subject to regulation, their export "may be limited", "may require export authorizations", or may be subject to sale/supply prohibitions. Please revise to clarify the actual need for government approval and effects of governmental regulations on your business. See Item 101(h) of Regulation S-K. Please include further information regarding your voluntary self-disclosure concerning apparent export violations, describing the process, potential outcomes, and any material risks that may arise.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 37 of the Revised Draft Registration Statement.

Certain Relationships and Related Party Transactions, page 102
11.     We note the amended and restated members agreement provides certain holders pro rata participation rights in sales by you of new securities and information rights. Please clarify whether these participation rights apply to shares being sold in your initial offering and, if so, provide additional information regarding such rights here or in the Underwriting section. Please also clarify what is meant by the reference to "information rights."
Response: In response to the Staff’s comment, the Company has revised page 109 of the Revised Draft Registration Statement to clarify that the participation rights set forth in the amended and restated members agreement do not apply to the shares being sold in the Company’s initial public offering and to clarify what is meant by “information rights,” as well as to disclose that these rights would terminate upon completion of the Company’s initial public offering.
Principal Shareholders, page 105
12.     We note that the information in the beneficial ownership table is current as of April 30, 2021. Please update the information as of the most recent practicable date. See Item 403 of Regulation S-K.
Response: In response to the Staff’s comment, the Company has updated the beneficial ownership table on pages 111-112 of the Revised Draft Registration Statement as of the most recent practicable date, June 30, 2021.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-2
13.     We note the issuance and sale of your convertible preferred shares to recipients who had “adequate access, through their relationships with us, to information about us.” Please name the persons or identify the class of persons to whom such securities were sold. See Item 701 of Regulation S-K.
Response: In response to the Staff’s comment, the Company has updated Item 15 on page II-2 of the Revised Draft Registration Statement to disclose the class of persons to whom such securities were sold.
Item 16. Exhibit Index, page II-4
14.     We note references to Proprietary or Confidential Information and Inventions Agreements signed with your named executive officers. Please file a form of such agreement as an exhibit pursuant to Item 601(b)(10). In addition, please revise the footnote to Exhibit 10.9 to indicate that information has been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the Exhibit Index to the Revised Draft Registration Statement to include the Company’s Confidential Information and Invention Assignment Agreement with William Brennan and form of Proprietary Information and Inventions Agreement and to revise the footnote to Exhibit 10.9 to indicate that information has been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.
Signatures, page II-5
15.     Please confirm that William Brennan, the signatory on behalf of the registrant, is the registrant's duly authorized representative in the United States. See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

Response: In response to the Staff’s comment, the Company confirms that William Brennan is the registrant’s duly authorized representative in the United States and have included Mr. Brennan’s signature in such capacity on page II-6 of the Revised Draft Registration Statement.
General
16.     Please revise the prospectus cover page to identify the nature of the underwriting arrangements. See Item 501(b)(8) of Regulation S-K. We note that the initial public offering price will be determined through negotiations with the underwriters; please also describe the factors considered in determining the offering price. See Item 505 of Regulation S-K.
Response: In response to the Staff’s comment, the Company confirms that the offering will be conducted through the underwriters on a firm commitment basis. In addition, the Company has revised page 130 of the Revised Draft Registration Statement to describe the factors that will be considered in determining the offering price.
********************************************
We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg
Via EDGAR and courier

cc:	William Brennan (Credo Technology Group Holding Ltd)
Daniel Fleming (Credo Technology Group Holding Ltd)
Adam Thorngate-Gottlund (Credo Technology Group Holding Ltd)
John L. Savva (Sullivan & Cromwell LLP)